

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Ilan Sobel
Chief Executive Officer
BioHarvest Sciences Inc.
1140-625 Howe Street
Vancouver, BC V6C 2T6, Canada

Re: BioHarvest Sciences Inc.
Amendment No. 3 to Registration Statement on Form 20-F
Exhibit Nos. 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8
Filed August 22, 2024
File No. 000-56663

Dear Ilan Sobel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steve O'Neill, Esq.